UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-C
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLICOM INTERNATIONAL CELLULAR S.A.
(Name of Subject Company (Issuer))

Atlas Luxco S.à r.l.
a wholly owned subsidiary of

Atlas Investissement
(Names of Filing Persons (Offerors))

Common Shares, par value $1.50 per share
(Title of Class of Securities)

L6388F110
(CUSIP Number of Class of Securities)

Anthony Maarek
Directeur Général
Atlas Investissement
16 rue de la Ville l’Evêque 75008 Paris, France
Telephone: +33.1.42.66.99.19
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Denis Klimentchenko
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
Telephone: +44(0)20 7519 7289

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO-C relates solely to preliminary communications made before the commencement of a potential tender offer by Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), a wholly owned subsidiary of Atlas Investissement, a French société par actions simplifiée (“Parent”), to purchase all of the outstanding common shares, nominal value $1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each Swedish Depositary Receipt represents one Common Share) (each, an “SDR,” and collectively, the “SDRs,” and together with the Common Shares, the “Shares”) of Millicom International Cellular SA, a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“Millicom” or the “Company”) payable, as applicable, net to the seller in cash, without interest, less any withholding taxes that may be applicable.

Additional Information and Where to Find It

The potential tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of Millicom or any other securities. On the commencement date of the potential tender offer, if such potential offer proceeds, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Parent and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Millicom. The potential offer to purchase all of the issued and outstanding Shares of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MILLICOM ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE POTENTIAL TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Forward-Looking Statements

This document and the materials attached hereto contain forward-looking statements related to the potential transaction between Parent and Company. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Parent’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the possibility that the potential tender offer will not occur as planned or at the expected offer price, for instance if the expected financing is not available for any reason, or if one or more of the various conditions to the potential tender offer is not satisfied or waived, and other risks and uncertainties regarding the potential tender offer that will be discussed in the Schedule TO and Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this document is as of the date of this document, and Parent does not undertake any obligation to update any forward-looking statement, except as required under applicable law. SEC filings for Parent are also available on Parent’s Investor Relations website at w https://www.atlas-investissement.com/en, and SEC filings for the Company are available in the Investor Relations section of its website at https://www.millicom.com/investors/.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Atlas Investissement Statement Regarding Media Reports, dated May 23, 2024
99.2	Atlas Investissement Letter of Intent, dated May 23, 2024